Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 1, 2011, with respect to the consolidated balance sheets of Synovus Financial Corp. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K/A of Synovus Financial Corp., incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Atlanta, Georgia

September 6, 2011